

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2012

Salvatore R. DeFrancesco, Jr.
Chief Financial Officer
Fidelity D & D Bancorp, Inc.
Blakely and Drinker Streets
Dunmore, Pennsylvania 18512

> **Re:** **Fidelity D & D Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2011**
> **Filed November 10, 2011**
> **File No. 333-90273**

Dear Mr. DeFrancesco,

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ John P. Nolan

                                     John P. Nolan
                                     Senior Assistant Chief Accountant